Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 23, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
PIA High Yield Fund (“High Yield Fund”) (S000029824)
PIA High Yield (MACS) Fund (“High Yield (MACS) Fund”) (S000029825)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of December 16, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 335 to its registration statement.  PEA No. 335 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on November 10, 2010, for the purpose of adding similarly managed account performance information and to make related investment strategy changes to the Prospectuses for the High Yield Fund and the High Yield (MACS) Fund (each a “Fund,” together the “Funds”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Summary Section – Both Funds

1.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies of the Fund” section, it states that the Fund will invest at least 80% of its net assets in “high yield instruments, defined as bonds (“junk bonds”), forward commitments, loan participations and assignments, and preferred stocks.”   However, in describing the criteria for determining whether an instrument is considered high yield, it states that “[h]igh yield bonds are bonds rated below investment grade by . . .”  Since each Fund may satisfy its 80% threshold by investing in securities other than bonds, please consider revising the criteria to state that “high yield instruments are securities rated below investment grade by . . .”  Please make conforming revisions to each Fund’s Item 9 disclosure.

Response:  The Trust responds by making the recommended change to each Fund’s Item 4 and Item 9 disclosure.  The first paragraph of each Fund’s principal investment strategy will now state:

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of domestic and foreign high yield instruments, defined as bonds (“junk bonds”), forward commitments, loan participations and assignments and preferred stocks.  High yield ~~bonds~~ instruments are ~~bonds~~ securities rated below investment grade by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by the Adviser to be of comparable quality.

2.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies of the Fund” section, it states that “[t]he Barclays Index had a duration of 4.3 years as of 12/31/09.”  Please update the duration as of the most current available date.  Please make conforming revisions to each Fund’s Item 9 disclosure.

Response:  The Trust responds by revising the sentence for each Fund’s Item 4 and Item 9 disclosure as follows:

“The Barclays Index had a duration of 4.35 years as of November 30, 2010.”

3.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies of the Fund” section, it states that “[f]rom time to time, the Fund may experience significant inflows; if this occurs, the Fund may invest up to 30% of its net assets in derivative instruments until such time as the Adviser can identify and invest in appropriate high yield instruments in accordance with the Fund’s principal strategies.”  Please explain how each Fund will implement this strategy of investing up to 30% of its net assets in derivative instruments while also complying with its strategy of investing at least 80% of its net assets in high yield instruments.

Response:  The Trust responds by stating that each Fund’s strategy of investing up to 30% of its net assets in derivative instruments is to be used only on a temporary basis after experiencing significant cash inflows.  Additionally, the Trust directs the Staff to the first sentence of each Fund’s “Principal Investment Strategies of the Fund” section which states, “[t]he Fund invests, under normal circumstances, at least 80% of its net assets . . .”  If a Fund were to receive significant cash inflows which could not be invested in a timely fashion in accordance with the Fund’s investment strategies, the Trust believes that such circumstances would not be “normal” and that it would be appropriate for the Fund to temporarily deviate from its strategy of investing at least 80% of its net assets in high yield instruments.  Please note that the derivative instruments in which the Funds would invest are characterized by their underlying securities, which may have ratings below investment grade (i.e., high yield securities).

Similarly Managed Account Performance – Both Funds

4.	Staff Comment: Please confirm supplementally whether the High Yield Composite referenced by each Fund has been managed by the same portfolio managers as will be managing the Funds.

Response:  The Trust supplementally responds by confirming that the High Yield Composite has been managed by the same lead portfolio managers as will be managing the Funds.  To make this clear in the prospectus disclosure, the Item 5(b) paragraph has been modified to state:

Portfolio Managers:  Mr. Robert E. Sydow, Senior Vice President, Mr. Kevin S. Buckle, CFA, Senior Vice President, Mr. James Lisko, Senior Vice President, are each lead co-portfolio managers, and Mr. Timothy Tarpening, Executive Vice President and Senior Portfolio Strategist, is a co-portfolio manager, and together they are primarily responsible for the day-to-day management of the Fund’s portfolio and serve as co-portfolio managers of the Fund.  Each has co-managed the Fund since its inception in December 2010.

5.	Staff Comment: Please revise each Fund’s footnote 1 to its Composite performance table to define the term “non-EMG countries.”

Response:  The Trust responds by revising each Fund’s footnote 1 to its Composite performance table as follows:

“The Barclays Capital U.S. High Yield Index covers the universe of fixed rate, non-investment grade debt. Eurobonds and debt issues from countries designated as emerging markets (e.g., Argentina, Brazil, Venezuela, etc.) are excluded, but Canadian and global bonds (SEC registered) of issuers in non-EMG countries are included.  Non-EMG countries refers to non-emerging market countries.”

6.
Staff Comment:  In the first paragraph following each Fund’s Annual Disclosure Presentation for the High Yield Composite, there is a description of the types of securities comprising the High Yield Composite.  There is also a sentence that reads, “Common equity securities are excluded from 1/1/09 forward.”  Please confirm supplementally whether the High Yield Composite has a substantially similar investment strategy as the Funds, and if it does, explain why this paragraph is necessary.  Please also explain the sentence regarding common equity securities being excluded.  Please note that if the High Yield Composite does not have a substantially similar investment strategy as the Funds, the performance of the Composite may not be included in the Funds’ Prospectuses.

Response:  The Trust responds by stating that the Adviser confirms that the PIA High Yield Composite does have a substantially similar investment strategy as the Funds.  The sentence, “Common equity securities are excluded from 1/1/09 forward” should instead be “Non-discretionary common equity securities are excluded from 1/1/09 forward.”  This omission was acknowledged by the Adviser.

Client-directed “Non-Discretionary assets” also known as “unsupervised assets” both before and after January 1, 2009, have and will be excluded from composite calculations in accordance with GIPS. At the suggestion of the Adviser’s independent composite verifier, the Adviser has included the date January 1, 2009, in the footnote since one composite client, primarily for tax purposes, designated a large equity holding as non-discretionary at that time.  It is the Adviser’s opinion that referencing such date is neither necessary nor required by GIPS and could be omitted, if required.

A common equity security can enter a portfolio included in the composite through a corporate reorganization where the high yield bond issuer exchanges a high yield bond for another bond and/or equity securities.

The Trust has updated this sentence to state:

“Non-discretionary common equity securities are excluded from January 1, 2009 forward.”

7.	Staff Comment: Please add disclosure indicating that the GIPS® method of calculating performance information is different from the SEC’s standardized method of calculating performance information.

Response:  The Trust responds by revising each Fund’s “Similarly Managed Account Performance” section as follows:

“The Adviser has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).  The GIPS® method of calculating performance differs from the SEC’s standardized method of calculating performance, and may produce different results.”

8.
Staff Comment:  Please file as an exhibit to Part C of the Funds’ registration statement, Ashland Partners & Company LLP’s consent to being named as the independent verifier of the performance information contained in this section.

Response: The Trust responds by confirming that the requested verification will be filed as an exhibit to Part C of the Funds’ registration statement.

The Trust further responds by revising the bottom half of the “Similarly Managed Account Performance” section as follows, to accommodate the verification consent requirements of Ashland Partners & Company LLP:

“Annual Disclosure Presentation – High Yield Composite

Year End	*Total firm assets (Millions)	Composite Assets				Annual Performance Results
		USD (Millions)	Number of Accounts	% Carve Out	% of Non-Fee Paying Accounts	Composite Net	Composite Gross	Barclays Capital U.S. High Yield Index
2009	—	10	1	100%	100%	43.63%	44.33%	58.21%
2008	—	8	1	100	100	-18.12	-17.70	-26.16
2007	—	11	1	100	100	7.06	7.59	1.87
2006	—	14	1	100	100	18.03	18.61	11.85
2005	—	1,536	2	1	1	6.28	6.81	2.74
2004	—	1,522	3	1	1	15.43	16.00	11.13
2003	—	1,265	2	1	1	23.03	23.64	28.97
2002	—	888	2	1	1	11.08	11.63	1.41
2001	—	648	2	1	1	6.60	7.14	5.28

End	*Total firm assets (Millions)	Composite Assets				Annual Performance Results
		USD (Millions)	Number of Accounts	% Carve Out	% of Non-Fee Paying Accounts	Composite Net	Composite Gross	Barclays Capital U.S. High Yield Index
2000	—	465	2	1	1	-8.88	-8.42	-5.86
1999	—	507	2	1	1	4.38	4.81	1.49

1999 is a partial period from March 1 through December 31.
*The PIA High Yield Composite was managed at another firm other than Pacific Income Advisers (“PIA”) prior to 2010, but had the same lead portfolio managers.  PIA’s assets under management as of September 30, 2010 were $4.6 billion.

The Adviser has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).  The GIPS® method of calculating performance differs from the SEC’s standardized method of calculating performance, and may produce different results.

The High Yield Composite consists of portfolios whose major concentration is in high yield bonds, both public and private.  Equity-linked securities purchased in conjunction with a debt security and (until December 31, 2008) equity securities obtained in exchange offers or insolvency proceedings, as well as leveraged corporate loans may also be included.  The portfolios are constrained to be substantially fully invested with minor cash holding. Non-discretionary common equity securities are excluded from January 1, 2009 forward.  Performance presented from March 1, 1999 through April 30, 2010, was generated while the Portfolio Managers were affiliated with a prior firm.  Substantially all of the Portfolio Management Team was and are the only individuals responsible for selecting the securities to buy and sell. Prior to November 1, 2010, the composite was named the U.S. High Yield Composite. The primary index was formerly the Credit Suisse High Yield Index.  The index was changed to the Barclays Capital U.S. High Yield Index on May 1, 2010, since we believe it is more commonly recognized as the industry standard index for the high yield asset class. There is no minimum account size.

Pacific Income Advisers, Inc. is an autonomous investment management firm registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940.  The firm maintains a complete list and description of composites, which is available upon request.

Results are based on fully discretionary accounts under management, including those accounts no longer with the firm.  Beginning May 1, 2010, composite policy requires the temporary removal of any portfolio incurring a client initiated significant cash inflow or outflow of 20% of portfolio assets or greater.  The temporary removal of such an account occurs at the beginning of the month in which the significant cash flow occurs and the account re-enters the composite the second full quarter after the cash flow, provided all other requirements for inclusion are met.  Additional information regarding the treatment of significant cash flows is available upon request.  Past performance is not indicative of future results.

The U.S. Dollar is the currency used to express performance.  Returns are presented gross and net of management fees and include the reinvestment of all income.  Net of fee performance was calculated using the highest management fee of 0.50%.  The highest management fee may change over time.  Since inception of the Composite, the dispersion number has not been applicable due to the insufficient number of portfolios (i.e., less than 6) for each calendar year.  Carve-outs reflect the capping of cash to 8%.  Additional information regarding policies for calculating and reporting returns is available upon request.

The management fee schedule is as follows: 0.50% on the first $50 million, 0.45% on the next $50 million, and 0.40% on the balance.  Actual investment advisory fees incurred by clients may vary.

The High Yield Composite was created in March 1999.  Pacific Income Advisers’ compliance with the GIPS standards has been verified for the period January 1, 1994 through June 30, 2010, in addition to a performance examination conducted on the High Yield Composite for the period May 1, 2010 through September 30, 2010, by Ashland Partners & Company LLP.  Prior to May 1, 2010, the track record was reviewed for conformance with the portability requirements of GIPS standards. The predecessor firm was also verified and the composite underwent a performance evaluation from inception in 3/99 to 12/31/09 by Ashland.  A copy of the verification report is available upon request.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust